UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM SD
Specialized Disclosure Report
MRV COMMUNICATIONS, INC.

(Exact name of Registrant as specified in its charter)

DELAWARE	001-11174	06-1340090
(State or other jurisdiction of	(Commission file number)	(I.R.S. Employer
incorporation or organization)		Identification No.)

20415 Nordhoff Street, Chatsworth, CA 91311
(Address of principal executive offices) (zip code)

Stephen G. Krulik
Chief Financial Officer
747-224-2185
(Name and telephone number of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:
[x] Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Section I    Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report, Exhibit
A copy of MRV Communications, Inc.’s Conflict Minerals Report is filed as Exhibit 1.01 hereto and is publicly available at ir.mrv.com.
Item 1.02 Exhibit
MRV Communications, Inc. has filed, as an exhibit to this Form SD, the Conflict Minerals Report required by Item 1.01.
Section 2 - Exhibits
The following exhibit is filed as part of this report:
Item 2.01 Exhibit
Exhibit 1.01 — Conflict Minerals Report as required by Item 1.01 and 1.02 of this Form.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Date: June 1, 2015

MRV COMMUNICATIONS, INC.

	By:	/s/ Stephen G. Krulik
Stephen G. Krulik
Chief Financial Officer